Execution Version

METALLA ROYALTY & STREAMING LTD.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

May 27, 2022

BMO Nesbitt Burns Inc.

885 West Georgia Street, Suite 1700

Vancouver, British Columbia V6C 3E8

BMO Capital Markets Corp.

3 Times Square

New York, New York 10036

PI Financial Corp.
3401 - 40 King Street
Toronto, ON M5H 3Y2

Scotia Capital Inc.

Scotia Plaza
40 King Street West, 64th Floor
Toronto, Ontario M5H 1H1

Scotia Capital (USA) Inc.

250 Vesey Street, 24th Floor

New York, New York 10281

Ladies and Gentlemen:

Metalla Royalty & Streaming Ltd., a corporation continued under the Business Corporations Act (British Columbia) (the "Company"), confirms its agreement (this "Agreement") with BMO Nesbitt Burns Inc., PI Financial Inc. and Scotia Capital Inc. (the "Canadian Agents") and BMO Capital Markets Corp. and Scotia Capital (USA) Inc. (the "U.S. Agents", and together with the Canadian Agents, the "Agents"), with respect to the issuance and sale from time to time by the Company of shares (the "Shares") of the Company's common shares with no par value per share (the "Common Shares"), having an aggregate offering price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold) (the "Maximum Amount") through or to the Agents, as sales agents, on the terms and subject to the conditions set forth in this Agreement. This Agreement supersedes and replaces the equity distribution agreement among the Company, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., PI Financial Corp., Scotia Capital Inc. and Scotia Capital (USA) Inc. dated May 14, 2021, which was terminated in accordance with its terms on the date hereof.

The Company has prepared and filed with the securities regulatory authorities (the "Canadian Qualifying Authorities") in each of the provinces of Canada (the "Canadian Qualifying Jurisdictions"), a preliminary short form base shelf prospectus dated May 9, 2022 (the "Canadian Preliminary Base Prospectus") and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate of up to C$300,000,000 (or the equivalent thereof in US dollars or other currencies) of common shares, warrants to purchase common shares, subscription receipts, units comprised of one or more of common shares, warrants or any other combination of securities and share purchase contracts (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws (as defined herein). The British Columbia Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the "Receipt"). The term "Canadian Base Prospectus" means the final short form base shelf prospectus dated May 12, 2022 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions as modified by the Translation Decision (as defined herein) (the "Canadian Securities Laws"), including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102 - Shelf Distributions ("NI 44-102"), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein).  As used herein, a "Designated News Release" means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company's determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a "designated news release" in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada.  As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, "Canadian Prospectus" means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the SEC on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The "Translation Decision" means the decision of the Autorité des marches financiers dated May 6, 2022 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Securities and Exchange Commission (the "Commission"), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-264810) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the "Act"), and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the "Registration Statement." The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Act is herein called the "U.S. Base Prospectus." "U.S. Prospectus Supplement" means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; "Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; "Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus; "Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the its Electronic Data Gathering Analysis and Retrieval System ("EDGAR").

The Company has also previously prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus and/or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1. Sale and Delivery of the Shares.

(a) Agency Transactions.  On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Shares (an "Agency Transaction") as follows:

(i) The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call or other form of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an "Agency Transaction Notice")) from at least one of the individuals listed as an authorized representative of the Company on Schedule 1 hereto (each, an "Authorized Company Representative"), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) (each, a "Trading Day") for the NYSE American LLC (the "NYSE") or the TSX Venture Exchange (the "TSXV") (which may not be a day on which the NYSE or the TSXV, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold; the maximum number or value of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the "Floor Price"). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 7, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice or (E) this Agreement has been terminated under the provisions of this Agreement. Notwithstanding the foregoing, the Company may not deliver an Agency Transaction Notice to an Agent if the Company has delivered an Agency Transaction Notice which remains in effect to another Agent, unless the Company has terminated the prior Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi). The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the "Authorized Agent Representatives").

(ii) If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii) Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) no Agent shall incur liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason; and (z) no Agent shall be required to purchase Shares on a principal basis pursuant to this Agreement.

(iv) Each of the Agents hereby covenants and agrees that, during the time an Agent receives an Agency Transaction Notice pursuant to Section 1(a)(i) hereof that has not been suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market's reaction to trades made on any marketplace (as such term is defined in National Instrument 21-101 - Marketplace Operation) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by an Agency Transaction Notice may have a significant effect on the market price of the Shares, the applicable Agent will, upon receipt of the applicable Agency Transaction Notice, recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(v) The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Shares in connection with the distribution of Shares in an "at-the-market distribution" (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Shares in connection with such distribution.

(vi) The Company may, acting through at least one Authorized Company Representative, or the applicable Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(vii) If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(viii) The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers' transactions (x) that qualify for delivery of the Prospectuses in accordance with Rule 153 of the Rules and Regulations, (y) that constitute an "at-the-market-distribution" under NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on the NYSE and the TSXV, or any Canadian marketplace or United States marketplace or (z) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing.

(ix) The compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall not exceed 2.5% of the gross offering proceeds of the Shares sold in such Agency Transaction. The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSXV, on the NYSE or on any other "marketplace"), (ii) the gross offering proceeds received from such sales, (iii) the commission payable by the Company to such Agent with respect to such sales and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the "Net Offering Proceeds").

(x) Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a "Settlement Date"). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent's or its designee's account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities ("CDS"), The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default, provided, however, that without limiting Section 5 herein, with respect to (ii) above, the Company shall not be obligated to pay the applicable Agent any commission, discount or other compensation on any Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSXV or the NYSE; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by the applicable Agent to comply with its obligations under the terms of this Agreement.

(b) Maximum Number of Shares.  Under no circumstances shall the Company propose to any one of the Agents, or any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of shares of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company's board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing.

(c) Regulation M.  If either party hereto has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other party and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

(d) Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares and the Agents shall not be obligated to sell or offer to sell any Shares during any period in which the Company's insider trading or similar policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company.

(e) Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2. Representations and Warranties of the Company.  The Company represents and warrants to, and covenants with, the Agents as follows:

(a) Due Incorporation and Organization. The Company has been duly continued and organized and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own or lease its assets.

(b) Material Subsidiary. The Company has no subsidiaries that are material to the Company or its business.

(c) Qualification to Carry on Business. The Company is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business except where the failure to be so qualified would not reasonably be expected to: (i) materially adversely affect the condition, financial or otherwise, or the earnings, operations, condition, assets, liabilities (absolute, accrued, contingent or otherwise), share capital or business affairs of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business or (ii) result in the Registration Statement or the Prospectuses containing a misrepresentation (each, a "Material Adverse Effect").

(d) Compliance with Law. The Company has complied with, and is not in violation of, any applicable laws other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

(e) No Default or Breach. The Company is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any charge, mortgage, lien, hypothec, pledge, claim, restriction, security interest or other encumbrances, whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges, as those terms are understood under the laws of the Province of Québec (each, an "Encumbrance") on its or any of its subsidiary's properties or assets under, any term or provision of the articles, by-laws or resolutions of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it or they or any of its or their properties are bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach would reasonably be expected to result in a Material Adverse Effect.

(f) Corporate Power and Authority. The Company has full corporate power and authority to enter into this Agreement, and to perform its obligations set out in this Agreement and this Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms subject to the general qualifications that (i) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court and rights of indemnity contained in this Agreement may be limited under applicable law.

(g) Consents and Approvals. No consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement except such as have been obtained under all of the applicable federal and state securities laws and regulations of the United States, including without limitation the Act, the Exchange Act and the respective rules and regulations of the Commission thereunder ("U.S. Securities Laws"); Canadian Securities Laws; the rules of the NYSE (provided that not more than 8,907,580 Shares are issued in the Offering without obtaining any further necessary NYSE approval), the TSXV, the Frankfurt Stock Exchange or under any other applicable securities laws.

(h) No Material Adverse Change. There has not been any material adverse change in the capital, assets, condition, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and its subsidiaries, taken as a whole (a "Material Adverse Change"), from the position set forth in the condensed interim consolidated financial statements of the Company for the three months ended March 31, 2022 and 2021, including the schedules and notes in respect thereof (the "Interim Financial Statements").

(i) Financial Statements. The Interim Financial Statements and the consolidated financial statements of the Company for the twelve months ended December 31, 2021, the seven months ended December 31, 2020 and the twelve months ended May 31, 2020 (the "Annual Financial Statements" and, together with the Interim Financial Statements, the "Financial Statements") present fairly in all material respects the financial condition, results of operations and cash flows of the Company on a consolidated basis as of the dates and for the periods indicated, comply in all material respects as to form with the applicable accounting requirements of applicable Canadian Securities Laws and U.S. Securities Laws and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"); the supporting schedules present fairly in accordance with IFRS the information required to be stated therein; the Company has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Financial Statements, which would reasonably be expected to have a Material Adverse Effect.

(j) Description of Assets and Liabilities. The description of the assets and liabilities of the Company and its subsidiaries, taken as a whole, set forth in the Financial Statements fairly presents, in accordance with IFRS consistently applied, the financial position and condition of the Company and its subsidiaries, taken as a whole, as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Company and its subsidiaries, as at the dates thereof.

(k) No Actions. There are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, territorial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which would result in a Material Adverse Effect; there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its subsidiaries before any governmental authority; none of the Company or any of its subsidiaries nor any of the respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Company or such subsidiary to conduct its respective business in all material respects as it has been carried on prior to the date hereof.

(l) Subsequent Events. Except as disclosed in the Registration Statement and the Prospectuses, since December 31, 2021, neither the Company nor any of its subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Company and its subsidiaries, taken as a whole.

(m) Public Record. The information and statements set forth in all documents incorporated by reference in the Registration Statement and the Prospectuses and all information filed by or on behalf of the Company with the Canadian Qualifying Authorities and the Commission after June 1, 2020, in compliance, or intended compliance, with Canadian Securities Laws and the Rules and Regulations, as applicable (the "Public Record"), were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements.

(n) Reporting Issuer. The Company is a "reporting issuer" or has equivalent status within the meaning of Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions and the Company has not received any correspondence or notice from any Canadian Qualifying Authority concerning a review of any of the Company's continuous disclosure documents in respect of which any matters remain outstanding; the Company complies, in all material respects, with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings; the responsibilities and composition of the Company's audit committee comply with National Instrument 52-110 - Audit Committees  and Section 10A of, and Rule 10A-3 under, the Exchange Act; no delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Canadian Qualifying Authority, the Commission, the TSXV or the NYSE is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken with respect to the foregoing.

(o) Exchange Act Compliance. The Company is subject to the reporting requirements of Section 13 of the Exchange Act and has filed all periodic reports required under the Exchange Act with the Commission.

(p) Control of Company. To the knowledge of the Company, no agreement is in force or effect which in any material manner affects the voting or control of any of the securities of the Company.

(q) Auditor. KPMG LLP, who have audited the Annual Financial Statements and delivered their report included in the Annual Financial Statements, and have reviewed the Interim Financial Statements, are independent chartered accountants with respect to the Company within the meaning of applicable Canadian Securities Laws and independent public accountants within the meaning of U.S. Securities Laws and there has not been any "disagreement" or "unresolved issue" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with KPMG LLP since its initial engagement as the Company's auditor.

(r) Taxes. The Company and each of its subsidiaries (A) filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure to so file would not result in a Material Adverse Effect) and have paid all taxes required to be paid by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of the Company, and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty as would not result in a Material Adverse Effect, (B) duly and timely withheld all taxes and other amounts required by applicable laws to be withheld by them and have duly and timely remitted to the appropriate governmental authority such taxes and other amounts required by applicable laws to be remitted by them and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable laws to be collected by them and have duly and timely remitted to the appropriate governmental authority any such amounts required by applicable laws to be remitted by them; the Company is of the opinion that the charges, accruals and reserves for taxes reflected in the Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are adequate under IFRS to cover taxes with respect to the Company accruing through the date hereof; there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of the Company, threatened against the Company that propose to assess taxes in addition to those reported in the tax returns; there are no liens for taxes upon any of the assets or properties that have not been paid by the Company, except for liens for taxes not yet due and payable.

(s) Labour Dispute. No labour problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent and the Company is not aware of any existing or imminent labour disturbance by the employees of any of its subsidiaries.

(t) Insurance. The Company maintains policies of insurance that are reasonable, prudent and appropriate for the size and nature of the business of the Company, and such policies are in full force and effect as of the date hereof.

(u) Distributions by Subsidiaries. No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary's capital stock or other ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary's property or assets to the Company or any other subsidiary of the Company, except as such restrictions or dividends, loans or advances would not, individually or in the aggregate, have a Material Adverse Effect.

(v) Licenses. The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate governmental authorities necessary to conduct their respective businesses as now operated by them, except where the failure to possess such license, certificate, permit or other authorization would not, individually or in the aggregate, result in a Material Adverse Effect, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect.

(w) Disclosure Controls and Procedures. The Company: (i) except as disclosed or incorporated by reference in the Registration Statement and the Prospectuses, has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to the Company, including its subsidiaries, is accurate and reliable and is made known to management of the Company by others within those entities, particularly during the periods in which filings are being prepared; (ii) except as disclosed in the Registration Statement and the Prospectuses, has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) has disclosed in the management's discussion and analysis filed in conjunction with the Annual Financial Statements, for each material weakness relating to design existing at the financial year end (x) a description of the material weakness, (y) the impact of the material weakness on the Company's financial reporting and internal controls over financial reporting; and (z) the Company's further plans, if any, or any actions already undertaken, for remediating the material weakness.

(x) Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(y) Royalties and Streaming Interests. Except as disclosed in the Registration Statement and the Prospectuses or with respect to the security arrangements provided for by the convertible loan agreement with Beedie Investments Limited ("Beedie"), as amended, the Company and the subsidiaries are the absolute legal and beneficial owners of, and have good and valid title to, the royalties and streaming interests described in Schedule 3 to this Agreement (the "Company Royalties"), in each case free and clear of any Encumbrances and defects of title other than as disclosed in writing to the Agents or described in the Registration Statement and the Prospectuses or such as are not material, individually or in the aggregate, to the Company and its subsidiaries on a consolidated basis, and; (i) no other material property or assets are necessary for the conduct of the business of the Company as currently conducted, (ii) the Company has no knowledge of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company to use, transfer or otherwise exploit such property or assets, and (iii) other than as disclosed in the Registration Statement and the Prospectuses, the Company does not have any material responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof.

(z) Contracts. All of the material contracts and agreements of the Company and its subsidiaries required to be disclosed or described in the Registration Statement and the Prospectuses by applicable U.S. Securities Laws and Canadian Securities Laws have been disclosed or described in the Registration Statement, the Prospectuses or in the Public Record. Neither the Company nor any subsidiary has received any notification from any party claiming that the Company or such subsidiary is in breach or default under any contract or agreement, except which default or breach would not reasonably be expected to result in a Material Adverse Effect.

(aa) Royalty Interests. The Company has one royalty interest that is considered to be material to the Company, being the royalty in respect of the Côté and Gosselin deposits; disclosure set out in the Public Record, the Registration Statement and the Prospectuses with respect to such royalty has been disclosed in all material respects in accordance with the applicable requirements of National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and the Company has no knowledge that such disclosure is inaccurate in any material respect.

(bb) Streaming Interests. The Company does not have any streaming interest that is considered to be material to the Company.

(cc) Company Royalties. Except as disclosed in the Registration Statement or the Prospectuses:

(i) the Company Royalties set forth in Schedule 3 to this Agreement are owned directly or indirectly by the Company or a subsidiary;

(ii) there is no contract or agreement pursuant to which the Company or its subsidiaries have agreed to acquire any additional royalties or streaming interests other than as disclosed in the Public Record provided that, for greater certainty, the foregoing shall not include any letter of intent or other non-binding terms setting out a potential acquisition of any royalties or streaming interests;

(iii) as at the date hereof, except with respect to the security arrangements provided for by the convertible loan agreement with Beedie, as amended, either the Company or a subsidiary is the direct or indirect legal and beneficial owner of, and has good and marketable title to, each one of the Company Royalties free and clear of all Encumbrances;

(iv) as at the date hereof, either the Company or a subsidiary has the exclusive right to directly or indirectly own each of the Company Royalties;

(v) there is no contract, agreement, option, commitment or other right in favour of, or held by, any person to acquire any Company Royalty or any portion thereof;

(vi) there is no appropriation, expropriation or seizure of the Company Royalties that is pending or, to the best of the Company's knowledge, has been threatened;

(vii) except as disclosed to the Agents in writing, the Company is not aware of any breach or default of any term of any royalty agreement or any streaming arrangement with respect to any Company Royalty;

(viii) each royalty, streaming or other agreement with respect to the Company Royalties is in good standing and in full force and effect, enforceable by the Company in accordance with its terms, and to the best of the Company's knowledge after reasonable inquiry, no notice of any default, breach or termination of any royalty, streaming or other agreement with respect to any Company Royalties or of any fact or circumstance which will, or is likely, to result in such a default, breach or termination thereof has been received;

(ix) where law permits the Company or any of its subsidiaries to do so, each of the Company Royalties has been (or will be within a reasonable period of time following the acquisition of a Company Royalty) registered or recorded on title as applicable, against the assets or properties to which it relates;

(x) the Company does not have any information or knowledge of any fact relating to the Company Royalties, which might reasonably be expected to materially and adversely affect the business operations or financial condition of the Company or any of the Company Royalties; and

(xi) the Company does not have any knowledge that:

(1) any owner or operator of a property which is subject to a Company Royalty (each, an "Operator") does not hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to its properties or that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable laws; or

(2) any Operator has received any notice of proceedings relating to the revocation or adverse modification of any mining license, registration, qualification or permit or that any Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to its properties.

(dd) Expropriation. No part of the property or assets of the Company or its subsidiaries have been taken, condemned or expropriated by any governmental authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company know of any intent or proposal to give such notice or commence any such proceedings.

(ee) Books and Records. The corporate records and minute books of the Company have been maintained in material compliance with all applicable laws and are complete and accurate in all material respects. The financial books and records and accounts of the Company (i) have been maintained in accordance with good business practices on a basis consistent with past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of the Company; and (iii) accurately and fairly reflect the basis for the Financial Statements.

(ff) Company Information. All information provided by the Company to the Agents in relation to it and the offering of Shares hereby (including in respect of their due diligence requests) is accurate and complete in all material respects at its respective date as stated therein and is not misleading and will not omit to state any fact or information which would be material to a financial advisor and agent performing the services being performed by the Agents hereunder.

(gg) No Withheld Material Facts. The Company has not withheld from the Agents any material facts known to the Company relating to the Company or the offering of Shares hereby.

(hh) Capitalization. The Company is authorized to issue an unlimited number of Common Shares of which, as at May 26, 2022, 44,660,182 Common Shares were issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable.

(ii) Share Certificate. The form and terms of the certificate representing the Shares has been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Shares does not and will not conflict with any applicable laws or the rules and policies of the TSXV or the NYSE.

(jj) Due and Valid Issuance. The Shares have been duly and validly allotted and reserved for issuance by the Company and will be, if and when issued by the Company, duly and validly issued as fully paid and non-assessable Common Shares of the Company.

(kk) No Pre-Emptive Rights. Except as disclosed in the Registration Statement and the Prospectuses, no person currently has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants but, for greater certainty, not including any letter of intent or other non-binding terms outlining a potential transaction involving the purchase, subscription or issuance of the Company's securities) for the purchase, subscription or issuance of Common Shares; no person has the right to require the Company or any of its subsidiaries to qualify or register any securities for sale under Canadian Securities Laws or the Act by reason of the filing of the Registration Statement or the Prospectuses with any Canadian Qualifying Authority or the Commission or the issuance and sale of the Shares.

(ll) Securities Law Compliance. No Canadian Qualifying Authority or similar regulatory authority or the TSXV, the NYSE, or the Commission has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened and the Company is not in material default of any requirement of Canadian Securities Laws, U.S. Securities Laws or any other applicable securities laws; since June 1, 2020, the Company has filed with (or furnished to, as applicable) all applicable Canadian Qualifying Authorities, the Commission, the TSXV, the NYSE and all applicable self-regulatory authorities a true and complete copy of all of the Public Record and at the time filed or, if amended, as of the date of such amendment, the Public Record (i) did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Canadian Qualifying Authorities having jurisdiction over the Company and the Commission; the Company has not filed any confidential material change or other report or other document with any Canadian Qualifying Authority, the Commission, the TSXV, the NYSE, the Frankfurt Stock Exchange or any other self-regulatory authority which at the date hereof remains confidential; and no subsidiary is required to file any reports or other documents with (or furnish such reports or other documents to) any of the Canadian Qualifying Authorities, the Commission, the TSXV, the NYSE or the Frankfurt Stock Exchange.

(mm) Stock Exchanges. The issued and outstanding Common Shares are listed and posted for trading on the TSXV, the NYSE and the Frankfurt Stock Exchange.

(nn) Transfer Agent. Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Common Shares in Canada.

(oo) Investment Company. The Company is not required to be registered as an "investment company" as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(pp) Foreign Private Issuer. The Company is a "foreign private issuer" as defined in Rule 405 under the Act and meets the general eligibility requirements for use of Form F-10; in connection with the filing of the Registration Statement, the Company has filed with the Commission a Form F-X; the Form F-X conforms with the requirements of the Act and the rules and regulations of the Commission under the Act.

(qq) Related Party Transactions. The are no business relationships, contracts, documents, related party transactions or off balance sheet transactions or any other non-arm's length transactions involving the Company or any subsidiary that are required to be disclosed in, or filed as exhibits to, the Registration Statement or the Prospectuses that have not been disclosed or filed in the Registration Statement or the Prospectuses.

(rr) Controlled Foreign Corporation. The Company is not currently a "controlled foreign corporation" for U.S. federal income tax purposes within the meaning of Section 957 of the United States Internal Revenue Code of 1986, as amended, and does not expect to become a controlled foreign corporation as a result of the offering of Shares hereby.

(ss) Stabilization or Manipulation. The Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(tt) Significant Acquisition. The Company has not completed any "significant acquisition" (as such term is used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents, pursuant to Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Canadian Prospectus Supplement and U.S. Prospectus Supplement, would be a significant acquisition for the purposes of Canadian Securities Laws or (ii) would require financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(uu) Continuous Disclosure. The Company will promptly file all reports required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws, and with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act for so long as the delivery of a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), and during such same period will notify the Agents, promptly after it receives notice thereof, of the issuance by the Canadian Qualifying Authorities or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Shares, of the suspension of the qualification of the Shares for offering or sale in any of the Canadian Qualifying Jurisdictions and the United States, of the initiation or threat, to the knowledge of the Company, of any proceeding for any such purpose, or of any request by the Canadian Qualifying Authorities or the Commission for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares; and the Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible.

(vv) Exchange Act Compliance. The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders an earnings statement for the purposes of, and to provide the Agents the benefits contemplated by, the last paragraph of Section 11(a) of the Act.

(ww) Filings. There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the offering of the Shares hereby that have not been made publicly available as required; and there are no documents required to be filed as of the date hereof with any of the Canadian Qualifying Authorities in connection with the offering of Shares hereby that have not been filed as required.

(xx) Forward-Looking Information and Statements. All forward-looking information and statements of the Company and its subsidiaries contained in the Public Record, the Registration Statement and the Prospectuses, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Company has updated such forward-looking information and statements as required by and in compliance with Canadian Securities Laws.

(yy) Commissions. Except for the Agents as provided in this Agreement, there is no person acting for the Company entitled to any brokerage or finder's fee in connection with this Agreement or any of the transactions contemplated hereunder.

(zz) Anti-Bribery Laws. None of the Company, any of its subsidiaries or any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada) or any other applicable anti-bribery or anticorruption provisions of applicable law (collectively, "Anti-Bribery Laws") and the Company and its affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(aaa) Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions in which the Company or any of its subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(bbb) Sanctions. None of the Company, any of its subsidiaries, any director or officer of the Company or any of its subsidiaries or, to the Company's knowledge, any agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries, (A) is currently subject to any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority) or any other country (collectively, "Sanctions"), including Sanctions with respect to Russia, Crimea, Ukraine, Russian persons or Ukrainian persons or (B) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Russia, Crimea or the Ukraine.

(ccc) IT Systems.

(i) There has been no security breach or other compromise of or relating to any of the Company's information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, "IT Systems and Data") and the Company has not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data.

(ii) The Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect.

(iii) The Company has implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data.

(iv) The Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(ddd) Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Commission's website indicates that no stop order suspending the effectiveness of the Registration Statement is in effect. No proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority.  The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested.  At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. "Time of Sale" means the time of the applicable Agent's initial entry into contracts with investors for the sale of such Shares.

(eee) Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed, or will conform, in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the "Disclosure Package") and at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Agents consists of the information described as such in Section 5(b) hereof.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3. Agreements of the Company.  The Company covenants and agrees with the Agents as follows:

(a) Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an "Amendment Date") and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents' counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the "Canadian Shelf Procedures") or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 2 or Section 6, as applicable, the Company will use its reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company's determination and at the Company's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), the Company will comply in all material respects with all requirements imposed upon it by the Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Shares during such period and, if, in the Company's determination and at the Company's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e) Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Act and Canadian Securities Laws.

(f) Compliance with Blue Sky Laws.  The Company shall cooperate with the Agents and their counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or Blue Sky laws of such jurisdictions as the Agents may request, including, without limitation, the provinces of Canada and other jurisdictions outside the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares).

(g) Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(h) Reimbursement of Certain Expenses.  Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus (as defined herein), the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the NYSE and the TSXV, (vi) any filings required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Commission and the Canadian Qualifying Authorities, and the fees, disbursements and other charges of counsel for the Agents in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or Blue Sky laws of such jurisdictions designated pursuant to subsection (f) of this Section 3, including the fees, disbursements and other charges of counsel to the U.S. Agents in connection therewith, and, if requested by the U.S. Agents, the preparation and printing of preliminary, supplemental and final Blue Sky or legal investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company, CDS and any other depositary, transfer agent or registrar for the Shares, (x) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xi) all reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred in connection with this Agreement, the Registration Statement, the Prospectuses and the offering of the Shares including without limitation, the fees and disbursements of counsel to the Agents (to a maximum of US$50,000, exclusive of taxes and disbursements, for United States and Canadian counsel plus an additional US$17,500, exclusive of taxes and disbursements, for United States and Canadian counsel per fiscal quarter in connection with subsequent Representation Dates hereunder) provided that any single expense greater than US$10,000 shall require the prior approval of the Company and (xii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(i) Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under "Use of Proceeds" and the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(j) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k) Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agents and their counsel.

(l) Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of any Common Shares (each a "Proposed Transaction"), without giving the Agents by written notice or by news release sent to the Agents at least three business days' prior written notice to the issuance date specifying the nature and date of such Proposed Transaction; except that if the Company is proposing to issue securities under a "bought deal" or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three business days' prior notice, then the Company shall notify the Agents as soon as possible upon becoming aware of the Proposed Transaction and in any event prior to accepting any offer or entering into any agreement with respect to the Proposed Transaction.  Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise or settlement of an option, warrant or restricted share unit or conversion of a convertible security outstanding on the date hereof and referred to in the Prospectuses, (iii) issue Common Shares, options, restricted share units or other securities convertible into or exchangeable for Common Shares pursuant to existing compensatory incentive plans of the Company or (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company.  If notice of a proposed transaction is provided by the Company pursuant to this subsection (l), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(m) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(a)(vi)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(n) Required Filings Relating to Sale of Shares. In each quarterly report, quarterly financial statements, quarterly and annual management discussion and analysis, annual information form, annual financial statements or annual report on Form 40-F filed by the Company in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares and the average selling price of the Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the TSXV, the Company will provide the TSXV with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSXV and for so long as the Shares are listed on the NYSE, the Company will provide the NYSE with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE.

(o) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends interim financial statements on Form 6-K; (iv) files or amends annual financial statements pursuant to Canadian Securities Laws; or (v) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iv) and any time of request pursuant to (v) above shall be a "Representation Date"), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d), upon execution of this Agreement and within three days of each Representation Date.

(p) Legal Opinions/Negative Assurance Letters. Upon execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, (i) the written opinion of DLA Piper (Canada) LLP, Canadian counsel for the Company, as described in Section 4(e), and other local counsel, as required, such opinion letters to be substantially similar to the form attached hereto as Exhibit B but modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of such opinion, and (ii) the written opinion and a negative assurance letter of Dorsey & Whitney LLP, U.S. counsel for the Company, as described in Section 4(e), such opinion and negative assurance letter to be substantially similar to the forms attached hereto as Exhibit C but modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of such opinion and letter, each dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(p).

(q) Comfort Letters.  Upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause its auditors to furnish the Agents a letter (the "Comfort Letter") dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws, the Act and the related regulations thereunder and with the applicable accounting requirements of the Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Securities Authorities and the Commission (the first such letter, the "Initial Comfort Letter") and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(s) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an "investment company" under the United States Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(t) Board Authorization.  Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant board or committee resolutions or other authority.

(u) Offer to Refuse to Purchase.  If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Shares.

(v) Consent to the Agents' Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE or of the TSXV, and under this Agreement, to the Agents trading in the Common Shares of the Company: (i) for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents' own accounts, provided that in the case of the clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity and provided further that.

(w) Actively-Traded Security. The Company shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Common Shares cease to qualify as an "actively-traded security" exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

(x) Permitted Free Writing Prospectuses.

(i) The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 2 hereto.  Any such free writing prospectus consented to by the Agents is herein referred to as a "Permitted Free Writing Prospectus." The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a "free writing prospectus" as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping.  The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii) The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii) The Company agrees that if at any time following issuance of a Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(y) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements) solely connected to the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any "marketing materials" that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(z) Purchases under Normal Course Issuer Bid. Without having first agreed with the Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Agency Transaction Notice, the Company will not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which an Agency Transaction Notice is pending or effective, (ii) the period beginning on the second business day immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending on the second business day immediately following the final Settlement Date with respect to the Shares sold pursuant to such Agency Transaction Notice, and (iii) during the "restricted period" (as set forth in Rule 100 of Regulation M), which will be either one "business day" or five "business days" (depending on whether or not the Company's average daily trading volume value is $100,000 or more and it has a public float of $25 million or more at the time of such Agency Transaction Notice) immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending after the final Settlement Date with respect to the Shares sold and the distribution of any Shares sold pursuant to such Agency Transaction Notice to purchasers and the completion of any stabilization arrangements and trading restrictions in connection with such distribution contemplated by such Agency Transaction Notice.

4. Conditions to the Agents' Obligations.  The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and Agents' counsel and the Translation Decision shall remain in full force and effect without amendment.

(b) No Material Adverse Changes.  Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, except as described in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company having reasonably determined that a post-effective amendment to the Registration Statement or the Prospectuses would be appropriate.

(d) Officers' Certificates.  The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i) each signatory of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii) as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv) each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e) Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel and negative assurance letter to be delivered pursuant to Section 3(p) on or before the date on which such delivery of such opinions or negative assurance letter are required pursuant to Section 3(p). In addition, on such dates that the opinions required by Section 3(p) are delivered, the Agents shall have also received the opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Agents, with respect to such matters as the Agents may reasonably require, it being understood that counsel for the Agents and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

(f) Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such letter is required pursuant to Section 3(q).

(g) Due Diligence.  The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(k).

(h) Compliance with Blue Sky Laws.  The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Agents may reasonably request, as well as such jurisdictions outside the United States as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(i) Stock Exchange Listing.  The Shares shall have been duly authorized for listing on the NYSE and the TSXV, subject only to notice of issuance at or prior to the applicable Settlement Date.

(j) Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws.

(k) FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(l) Regulation M.  The Common Shares shall be an "actively-traded security" excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(m) Additional Certificates.  The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(n) Press Release.  Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectus Supplements have been or will be filed, (iii) specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectus Supplements and (iv) if applicable, that the completion of the distribution of Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

5. Indemnification.

(a) Indemnification of the Agents.  The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus and, provided further, that none of the foregoing indemnities shall apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, liability, claims, damages or expenses resulted from the gross negligence, fraud or willful misconduct of an indemnified party claiming indemnity, in which case this indemnity shall cease to apply to such indemnified party in respect of such claim. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute "gross negligence" , "fraud" or "willful misconduct" for the purposes of this Section 5 or otherwise disentitle the Agents from indemnification hereunder. This indemnity will be in addition to any liability that the Company might otherwise have.

(b) Indemnification of the Company.  Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.  This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the names of the Agents set forth on the front and back covers and on the certificate of the Agents in the Prospectus Supplements constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c) Indemnification Procedures.  Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. Notwithstanding the foregoing sentence, it is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified parties in the event that the indemnifying party is responsible for such firm's fees, disbursements and other charges pursuant to the foregoing sentence. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.  Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d) Contribution.  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand.  The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company to the sum of (i) the total compensation actually received by the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by the Agents as set forth in the table on the cover page of the Prospectuses. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering.  Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this subsection (d) shall be deemed to include, for purpose of this subsection (d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agents shall not be required to contribute any amount in excess of the sum of (i) the total compensation actually received by the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by the Agents as set forth in the table on the cover page of the Prospectuses, and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection (d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this subsection (d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this subsection (d) unless, and only to the extent that, such omission results in any increase in the liability to contribute pursuant to this subsection (d) that the party would not otherwise have had the other contributing party given notice. No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e) Beneficiaries.  The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of the Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.

6. Termination.

(a) The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount and (C) June 12, 2024, in each case except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d) Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7. Miscellaneous.

(a) Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or emailed: (i) if to the Agents, at the offices of:

BMO Nesbitt Burns Inc.
885 West Georgia Street, Suite 1700

Vancouver, British Columbia V6C 3E8

Attention: Equity Capital Markets desk, with a copy to the Legal Department

Email: [REDACTED], with a copy to [REDACTED]

-and-

BMO Capital Markets Corp.,
3 Times Square,
New York, New York 10036,

Attention: Equity Capital Markets desk, with a copy to the Legal Department
Email: [REDACTED] and [REDACTED], with a copy to [REDACTED]

-and-

 PI Financial Corp.

 3401 - 40 King Street
 Toronto, ON M5H 3Y2

Attention:  Russell Mills

Email: [REDACTED]

-and-

Scotia Capital Inc.
Scotia Plaza

40 King Street West, 64th Floor
Toronto, Ontario M5H 1H1

Attention:  Brendan Spinks

Email: [REDACTED]

-and-

Scotia Capital (USA) Inc.

 250 Vesey Street, 24th Floor
 New York, New York 10281

Attention:  Peter Gordon

Email: [REDACTED]

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention: Jamie Kariya
Email: jamie.kariya@blakes.com

-and-

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West,

New York, NY 10001-8602

USA

Attention: Ryan J. Dzierniejko
Email:  ryan.dzierniejko@skadden.com

(ii) or if sent to the Company, at the office of the Company:

Metalla Royalty & Streaming Ltd.
543 Granville Street, Suite 501

Vancouver, British Columbia

V6C 1X8

Attention: Brett Heath, President and Chief Executive Officer

Email:  [REDACTED]

With a copy to:

DLA Piper (Canada) LLP
 Suite 2800, 666 Burrard Street
 Vancouver, BC V6C 2Z7

Attention: Denis Silva
 Email: denis.silva@dlapiper.com

-and-

Dorsey & Whitney LLP

701 5th Avenue

Suite 6100

Seattle, WA 98104

USA

Attention: Christopher Doerksen
Email:  Doerksen.Christopher@dorsey.com

Any such notice shall be effective (i) when sent, if emailed, (ii) upon receipt, if hand delivered, or (iii) five business days after being deposited in the U.S. mail or Canada post, postage prepaid, if sent by mail.  Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any two Authorized Company Representatives).  Any party to this Agreement may change its address for notice by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

(b) Consent to Jurisdiction.  The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by an Agent or by any person who controls an Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the province of British Columbia, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(b) shall survive any termination of this Agreement, in whole or in part.

(c) No Third Party Beneficiaries.  The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm's length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(d) Survival of Representations and Warranties.  All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e) Disclaimer of Fiduciary Relationship.  The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f) Governing Law.  THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement brought by the other party hereto to the jurisdiction of the courts of the province of British Columbia.

(g) Judgment Currency. The Company agrees to indemnify each Agent, their directors, officers, affiliates and each person, if any, who controls an Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "judgment currency") other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(h) Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(i) TMX Group.  The Company hereby acknowledges that certain of the Agents, or affiliates thereof, own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(j) Counterparts.  This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(k) Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(l) Waiver of Jury Trial.  Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby or thereby.

(m) Titles and Subtitles.  The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(n) Entire Agreement.  Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.  This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company.  Notwithstanding the foregoing, any party to this Agreement may update its list of representatives on Schedule 1 or their contact information by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

METALLA ROYALTY & STREAMING LTD.

By: /s/ Brett Heath
Name: Brett Heath
Title: President and Chief Executive Officer

Confirmed as of the date first above mentioned:

BMO NESBITT BURNS INC.

By: /s/ Carter Hohmann
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By: /s/ Brad Pavelka
Title: Managing Director, Equity Capital Markets

PI FINANCIAL CORP.

By: /s/ Russell Mills
Title: Director, Investment Banking

SCOTIA CAPITAL INC.

By: /s/ Ciara Sawicki
Title: Managing Director, Investment Banking

SCOTIA CAPITAL (USA) INC.

By: /s/ John Cronin
Title: Managing Director

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Brett Heath, President & Chief Executive Officer	***	***
Saurabh Handa, Chief Financial Officer	***	***
E.B. Tucker, Director	***	***

* Notices to be provided to at least one of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of BMO Nesbitt Burns Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Jesse Pearlstein	***	***
With a copy to :
Mike Malecki	***	***

The Authorized Agent Representatives of BMO Capital Markets Corp. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
James Ehrensperger	***	***
Dawn Doyle	***	***
With a copy to :
Holly Sawyer	***	***

The Authorized Agent Representatives of PI Financial Corp. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Russell Mills	***	***

The Authorized Agent Representatives of Scotia Capital Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Brendan Spinks	***	***

The Authorized Agent Representatives of Scotia Capital (USA) Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Peter Gordon	***	***

SCHEDULE 2

ISSUER FREE WRITING PROSPECTUSES

None.

SCHEDULE 3

Company Royalties

Royalty Interests

	Property	Operator	Location	Stage	Metal(1)	Terms
1.	Côté and Gosselin	IAMGOLD	Gogama, Canada	Development	Au	1.35% NSR Royalty
2.	Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Development	Au	2.0% NSR Royalty (subject to a 1.0% buy back for $7.5M)
3.	Wharf	Coeur Mining	South Dakota, U.S.A.	Production	Au	1.0% GVR Royalty
4.	Higginsville	Karora Resources	Higginsville, Australia	Production	Au	27.5% price participation royalty interest
5.	Joaquin Mine	Pan American	Santa Cruz, Argentina	Production	Au, Ag	2.0% NSR Royalty
6.	COSE Mine	Pan American	Santa Cruz, Argentina	Production	Au, Ag	1.5% NSR Royalty
7.	Fosterville	Agnico Eagle	Victoria, Australia	Development	Au	2.5% GVR Royalty
8.	Castle Mountain	Equinox Gold	California	Development	Au	5% NSR Royalty
9.	Fifteen Mile Stream (Hudson, Egerton-Maclean, 149 East Zone, Plenty deposit)	St Barbara	Nova Scotia, Canada	Development	Au	1.0% NSR Royalty
10.	Fifteen Mile Stream (Plenty deposit and Seloam Brook prospect)	St Barbara	Nova Scotia, Canada	Development	Au	3.0% NSR Royalty (subject to Royalty payor's buy back right to purchase two-thirds of the 3.0% NSR Royalty for a period five years)
11.	NuevaUnion	Newmont Mining and Teck	Chile	Development	Au	2.0% NSR Royalty
12.	Garrison Mine	Moneta Gold	Kirkland Lake, Canada	Development	Au	2.0% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
13.	Hoyle Pond Extension	Newmont Mining	Timmins, Canada	Development	Au	2.0% NSR, subject to 500Koz exemption
14.	Zaruma	Pelorus Minerals	Ecuador	Development	Au	1.5% NSR Royalty
15.	Timmins West Extension	Pan American	Timmins, Canada	Development	Au	1.5% NSR Royalty (subject to a 0.75% buy back)
16.	Akasaba West	Agnico Eagle	Val d'Or, Canada	Development	Au, Cu	2.0% NSR Royalty, payable after 210Koz Au (subject to a 1.0% buy back)
17.	Aureus East Mine (Previously Dufferin)	Aurelius Minerals Inc.	Nova Scotia, Canada	Development	Au	1.0% NSR Royalty
18.	El Realito	Agnico Eagle	Sonora, Mexico	Development	Au, Ag	2.0 % NSR Royalty (subject to 1.0% buy back)
19.	La Fortuna	Minera Alamos	Durango, Mexico	Development	Au, Ag, Cu	3.5 % NSR Royalty (2.5% of the 3.5% NSR subject to Cap at $4M)
20.	Wasamac	Yamana Gold	Rouyn-Noranda, Canada	Development	Au	1.5% NSR Royalty (subject to 0.5% buy back)
21.	Beaufor	Monarch Mining	Val d'Or, Canada	Development	Au	1.0% NSR Royalty
22.	San Luis	SSR Mining	Peru	Development	Au, Ag	1.0% NSR Royalty
23.	Big Springs	Anova Metals	Nevada	Development	Au	2.0% NSR Royalty (subject to annual advance royalty payments)
24.	Tocantinzinho	G Mining	Brazil	Development	Au	0.75% GVR Royalty
25.	CentroGold	Oz Minerals	Brazil	Development	Au	1.0% - 2.0% NSR Royalty
26.	Del Carmen	Barrick Gold	Argentina	Development	Au, Ag	0.5% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
27.	Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Canada	Development	Au	0.45% NSR Royalty
28.	North Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Canada	Development	Au	0.45% NSR Royalty
29.	Anglo/Zeke	Nevada Gold Mines	Nevada, U.S.A.	Exploration	Au	0.5% GOR Royalty
30.	Red Hill	NuLegacy Gold	Nevada, U.S.A.	Exploration	Au	1.5% GOR Royalty
31.	Fortuity 89	Newcrest Mining	Nevada, U.S.A.	Exploration	Au	1-2% NSR Royalty
32.	TVZ Zone	Newmont Mining	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
33.	DeSantis Mine	Canadian Gold Miner	Timmins, Canada	Exploration	Au	1.5% NSR Royalty
34.	Bint Property	Glencore	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
35.	Colbert/Anglo	Newmont Mining	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
36.	Montclerg	GFG Resources	Timmins, Canada	Exploration	Au	1.0% NSR Royalty
37.	Pelangio Poirier	Pelangio Exploration	Timmins, Canada	Exploration	Au	1.0% NSR Royalty
38.	Detour DNA	Agnico Eagle	Cochrane, Canada	Exploration	Au	2.0% NSR Royalty
39.	Beaudoin	Explor Resources	Timmins, Canada	Exploration	Au, Ag	0.4% NSR Royalty
40.	Sirola Grenfell	Pelangio Exploration	Kirkland Lake, Canada	Exploration	Au	0.25% NSR Royalty
41.	Mirado Mine	Orefinders	Kirkland Lake, Canada	Exploration	Au	1.0% NSR Royalty and Option
42.	Solomon's Pillar	Private Party	Greenstone, Canada	Exploration	Au	1.0% NSR Royalty
43.	Puchildiza	Not Applicable	Chile	Exploration	Au	1.5% NSR Royalty
44.	Los Patos	Private Party	Venezuela	Exploration	Au	1.5% NSR Royalty
45.	Big Island	Voyageur Mineral Explorers Corp.	Flin Flon, Canada	Exploration	Au	2.0% NSR Royalty
46.	Biricu	Minaurum Gold Inc.	Guerrero, Mexico	Exploration	Au, Ag	2.0% NSR Royalty (subject to a 1.0% limited buy back right)

	Property	Operator	Location	Stage	Metal(1)	Terms
47.	Boulevard	Independence Gold	Yukon, Canada	Exploration	Au	1.0% NSR Royalty
48.	Camflo Mine	Canadian Malartic Partnership	Val d'Or, Canada	Exploration	Au	1.0% NSR Royalty
49.	Edwards Mine	Alamos Gold	Wawa, Canada	Exploration	Au	1.25% NSR Royalty
50.	Goodfish Kirana	Warrior Gold	Kirkland Lake, Canada	Exploration	Au	1.0% NSR Royalty
51.	Kirkland-Hudson	Agnico Eagle	Kirkland Lake, Canada	Exploration	Au	2.0% NSR Royalty
52.	Pucarana	Buenaventura	Peru	Exploration	Au	Option - 1.8% NSR Royalty
53.	Capricho	Solaris Resources	Peru	Exploration	Au, Ag	1.0% NSR Royalty
54.	Lourdes	Pucara Resources	Peru	Exploration	Au, Ag	1.0% NSR Royalty
55.	Santo Tomas/Los Tambos	IAMGOLD/ Pucara Resources	Peru	Exploration	Au	1.0% NSR Royalty
56.	Guadalupe/ Pararin	Pucara Resources	Peru	Exploration	Au	1.0% NSR Royalty
57.	Tower Mountain	White Metal Resources Corp.	Thunder Bay, Canada	Exploration	Au	2.0% NSR Royalty
58.	Orion	Minera Frisco	Mexico	Exploration	Au, Ag	2.75% NSR Royalty
59.	Pine Valley	Nevada Gold Mines	Nevada, U.S.A.	Exploration	Au	3.0% NSR Royalty (subject to a 1.5% buy back right and annual advance royalty payments)
60.	Green Springs	Contact Gold	Nevada, U.S.A.	Exploration	Au	2.0% NSR Royalty
61.	Carlin East	Ridgeline Minerals	Nevada, U.S.A.	Exploration	Au	0.5% NSR (subject to annual advance royalty payments)

	Property	Operator	Location	Stage	Metal(1)	Terms
62.	Caldera	Discovery Harbour Resources	Nevada, U.S.A.	Exploration	Au	1.0% NSR Royalty (subject to annual advance royalty payments)
63.	Jersey Valley	Not applicable	Nevada, U.S.A.	Exploration	Au	2.0% - 3.0% NSR Royalty (subject to annual advance royalty payments)
64.	Island Mountain	Tuvera Exploration	Nevada, U.S.A.	Exploration	Au	2.0% NSR Royalty (subject to annual advance royalty payments)
65.	Kings Canyon	Pine Cliff Energy	Utah, U.S.A.	Exploration	Au	2.0% NSR Royalty
66.	Hot Pot/Kelly Creek	Nevada Exploration / Austin Gold Corp.	Nevada, U.S.A.	Exploration	Au	1.5% NSR Royalty (subject to a 0.75% buy down and annual advance royalty payments).
67.	Golden Brew	Highway 50 Gold	Nevada, U.S.A.	Exploration	Au	0.5% NSR Royalty
68.	Golden Dome	Anova Metals	Nevada, U.S.A.	Exploration	Au	2.0% NSR Royalty (subject to annual advance royalty payments)

Streaming Interests

Asset	Location	Operator	Status	Company's Attributable Production	Company's Purchase Price
New Luika Gold Mine	Tanzania	Shanta Gold Limited	Paying	15% of silver	10% of silver spot price
Endeavor	Australia	CBH Resources Limited	Development	100% of silver	US$1.00 per ounce, plus a further increment of 50% of the silver price when it exceeds US$7.00 per ounce.

EXHIBIT A

[Company Letterhead]

[_______], 20[__]

[BMO Nesbitt Burns Inc.] / [BMO Capital Markets Corp.]

[3 Times Square] / [_______]

[New York, New York 10036] / [_______]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the [Canadian Agent / U.S. Agent] under, and pursuant to, that certain Equity Distribution Agreement between the Company, the Canadian Agent and the U.S. Agent, dated May 27, 2022 (the "Agreement").  Please indicate your acceptance of the proposed terms below.  Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold: [_______], 20[__], [_______], 20[__] . . . [_______], 20[__]

Maximum [Number]/[Value] of Shares

to be Sold in the Aggregate: [_______]

Maximum [Number]/[Value] of Shares

to be Sold on each Trading Day: [_______]

Stock exchange: [_______]

Floor Price: USD[__.__]

[Remainder of Page Intentionally Blank]

Very truly yours, METALLA ROYALTY & STREAMING LTD. By:______________________________ Name: Title:

Accepted and agreed as of
the date first above written:

[BMO NESBITT BURNS INC.] / [BMO CAPITAL MARKETS CORP.]

By:______________________________
Name:
Title:

EXHIBIT B

Form of Opinion of

Canadian Counsel to the Company

1. The Company was continued and is validly existing under the Business Corporations Act (British Columbia) and has the corporate capacity and power to own and lease its properties and assets and to conduct its business as contemplated in the Prospectuses.

2. The authorized share capital of the Company consists of an unlimited number of Common Shares of which [●] Common Shares were issued and outstanding as of [●].

3. The attributes of the Common Shares conform in all material respects with the description thereof in the Prospectuses.

4. The form of the definitive certificate representing the Common Shares has been duly approved and adopted by the Company and complies with the terms and conditions of the constating documents of the Company, the Business Corporations Act (British Columbia) and the requirements of the TSXV.

5. Computershare Investor Services Inc. has been appointed as the transfer agent and registrar for the Common Shares.

6. The Shares have been duly authorized and validly allotted and reserved for issuance, and when issued in accordance with the terms of the Equity Distribution Agreement at the Settlement Date, upon receipt by the Company of the consideration therefor, will be issued as fully paid and non-assessable Common Shares. The Shares are not subject to any pre-emptive or similar right under (i) the Business Corporations Act (British Columbia), or (ii) the constating documents of the Company.

7. The Common Shares are listed and posted for trading on the TSXV and the Shares have been conditionally approved for listing on the TSXV subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSXV in similar circumstances.

8. The Company is a "reporting issuer", or its equivalent, in each of the Canadian Qualifying Jurisdictions and it is not listed as in default of any requirement of the securities laws in any of the Canadian Qualifying Jurisdictions in those jurisdictions where such lists are maintained.

9. The Company has the necessary corporate power and capacity to certify and file the Canadian Prospectus Supplement and all necessary corporate action has been taken by the Company to authorize the certification by it of the Canadian Prospectus Supplement and the filing thereof, as the case may be, in each of the provinces of Canada and in accordance with applicable Canadian Securities Laws.

10. The Company has the corporate power to enter into and deliver the Equity Distribution Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Equity Distribution Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to customary qualifications for enforceability opinions.

11. All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Equity Distribution Agreement and the performance of its obligations thereunder and to authorize the issuance, sale and delivery of the Shares.

12. The Equity Distribution Agreement constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms.

13. The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Equity Distribution Agreement will not contravene any provisions of (i) the articles or notice of articles of the Company or (ii) any applicable Canadian Securities Laws.

14. Except such as have been made or obtained under applicable Canadian Securities Laws and filings after the date hereof by the Company required under applicable Canadian Securities Laws, the rules and policies of the TSXV and any undertaking to a securities regulatory authority, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority in Canada is required, for the execution, delivery and performance by the Company of this Equity Distribution Agreement or the consummation by the Company of the transactions contemplated therein.

15. All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the laws of each of the Canadian Qualifying Jurisdictions in order to qualify the distribution of the Shares to the public in each of such Canadian Qualifying Jurisdictions by or through investment dealers and brokers duly registered under Canadian Securities Laws of such Canadian Qualifying Jurisdictions who have complied with the relevant provisions of such laws.

16. The statements in the Canadian Prospectus Supplement under the captions "Certain Canadian Federal Income Tax Consideration" and "Eligibility for Investment" in so far as they purport to describe the provisions of the laws referred to therein, subject to specific assumptions, limitations and qualifications stated or referred to therein and applicable thereto, are fair and accurate summaries of the matters discussed therein.

17. No withholding tax imposed under the federal laws of Canada or the laws of the Provinces of Ontario, British Columbia, Quebec and Alberta will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the U.S. Agents that are "non-residents" within the meaning of the Income Tax Act (Canada) provided any such commission or fee is pay-able in respect of services rendered by the U.S. Agents wholly outside of Canada and are per-formed in the ordinary course of business carried on by the U.S. Agents that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

In giving the opinions described above, such counsel may (A) state that the opinions above are limited to the laws of the Provinces of British Columbia, Ontario, Quebec and Alberta and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

EXHIBIT C

Form of Opinion of
U.S. Counsel to the Company

1. The statements in the U.S. Prospectus Supplement under the heading "Certain United States Federal Income Tax Considerations," to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects, subject to the qualifications contained therein.

2. The Registration Statement, at the time it became effective and as of the date of the Equity Distribution Agreement, and the U.S. Prospectus, as of the date of the U.S. Prospectus Supplement, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for (i) the financial statements and related schedules, including the notes and schedules thereto and the auditor's report thereon and any other financial, statistical, or accounting data (including XBRL data), included or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus, and (ii) mineral resource, mineral reserve and other geological information included or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus.

3. The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act.

4. No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the execution and delivery by the Company of the Equity Distribution Agreement and the performance by the Company of its obligations thereunder. As used in this paragraph, "Applicable Law" means those laws, rules and regulations of the United States of America, which in our experience are normally applicable to the transactions of the type contemplated by the Equity Distribution Agreement, provided that such term does not include any state, municipal or other local laws, rules or regulations, or any antifraud, environmental, labor, tax, insurance, antitrust or state securities or blue sky laws, rules or regulations, or any law, rule or regulation that is applicable to the Company, the Common Shares, the Equity Distribution Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Equity Distribution Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.  As used in this paragraph, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the United States of America.

5. The execution and delivery by the Company of the Equity Distribution Agreement and the performance by the Company of its obligations in the Equity Distribution Agreement will not violate Applicable Law.

6. The Registration Statement has become effective under the Act and to our knowledge, based solely on a review of the Commission's website, no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission.

7. The Company is not required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

In rendering such opinions, such counsel may include customary assumptions and qualifications and may rely upon oral and written statements of officers and representatives of the Company, the factual matters contained in the representations and warranties made in the Equity Distribution Agreement and upon certificates of public officials and officers of the Company.

Form of Negative Assurance Letter of
U.S. Counsel to the Company

Such counsel will state in a separate letter substantially the following:

In the course of our representation of the Company with respect to the Equity Distribution Agreement, we have participated in conferences with officers and other representatives of the Company, with representatives of Canadian counsel for the Company, with representatives of the independent registered public accounting firm of the Company and with representatives of the Agents and the Agents' representatives (including the Agents' United States and Canadian counsel), at which the contents of the Registration Statement and the U.S. Prospectus  and related matters were discussed, and although we did not independently verify such information, and are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus , no facts have come to our attention that have led us to believe that (1) the Registration Statement, as of the date of the Equity Distribution Agreement, insofar as relating to the Offering, contained an untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the U.S. Prospectus, as of its date, or as at the date hereof, contained an untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, that in the case of each of clauses (1) and (2) above, we express no opinion, statement or belief in this letter with respect to (i) the financial statements and related schedules, including the notes and schedules thereto and the auditor's report thereon, or any other financial or accounting data (including XBRL data), included or incorporated or deemed incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus, and (ii) mineral resource, mineral reserve and other geological information included in, or excluded from, the Registration Statement or the U.S. Prospectus.